SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 5h

Recapture a Better $BETR.


mortgage platform for the
industry, bringing the most
advanced technology to
0:18

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Vishal Garg @vishal_better

Why having MCP working is valuable. The era of AI agents shopping financial products for consumers is officially here.

This is how @betrmortgage was supposed to win, when consumers AI agents did the shopping for them.

We were first at AI in mortgage. Let's hope @danielsethlewis leadership along with the comatose board don't squander it.

$BETR

Better Home & Finance Holding ...
BETR **$12.52** -1.92%



> **Joe Devoy** @JosephDevoy · Sep 10
>
> Yesterday I uploaded my auto insurance policy to Meta @Muse and asked for a better rate with identical coverage. In ~5 minutes, it found a policy saving me $3,500 /year, bought it, and canceled my old one.
>
> I knew I was overpaying. I'd abandoned several attempts to switch because


Got it — Geico should show its number shortly.
Plato
All three quotes are in, and the verdict is clear: **you're overpaying with Liberty Mutual.** Every quote beats your current $5,183/year, and nothing has been purchased — these are all quote-only, sitting saved under your name.
Progressive — ~$1,488/yr (paid in full; $1,552 on installments)
Cheapest by a mile, but the least exact match: deductibles are $1,000 instead of your $1,500 (better coverage, actually — Progressive doesn't offer $1,500), and supplemental spousal liability wasn't in the online quote. Also the most exposed to the disputed accident, since it baked in accident-free and safe-driving discounts.
Geico — ~$2,084/yr
Exact $1,500 deductibles and it *did* include supplemental spousal liability. The catch: property damage capped at $100k online vs your $250k — getting the full $250k needs a phone call, which would raise the price.
Travelers — $3,744/yr (paid in full; $3,944 on installments)
Closest coverage match overall. Caveats: a $200 PIP deductible your policy doesn't have, and about $78 of extras (added PIP, economic loss, glass) that could be stripped out.
Two things true of all three: they're preliminary estimates, and each insurer will pull your insurance reports before binding — if your father's accident surfaces, prices could move. Getting that dispute resolved would protect whichever quote you take.
Want me to dig deeper on any of them, or is this enough to take it from here?
I'd like to proceed with Progressive
On it — I'm picking up the saved Progressive quote and taking it to final checkout. I'll bring you the complete terms to confirm before anything gets paid or bound.
21 messages
Message

9:16 PM · Sep 14, 2026 · **2,609** Views

Vishal Garg
@vishal_better

I heard from my friend and former teammate @LeahPrice444 today that she is leaving $BETR

I was so surprised that someone who was heading up our Tinman AI platform strategy and lived and breathed Tinman would be leaving the company.

This should concern **every shareholder.**

Just last year, Better recruited Leah — former FHFA fintech/AI leader — to lead Tinman AI and help turn Better's technology into a platform for the entire mortgage industry.

She was exactly the kind of talent $BETR needs to retain.

Now, shortly after Daniel Lewis takes control as interim CEO, she is leaving.

Shareholders should ask a simple question:

Why is one of Better's most important AI and mortgage technology leaders walking out the door at precisely the moment the company's Board and new CEO says AI is its future?

This proxy fight is ultimately about stewardship and monetization of an extraordinary technology platform and the people who built it.

Leadership is not just about announcing a strategy. It is about inspiring and driving the people capable of executing it.

$BETR shareholders deserve better answers — and better leadership ---- Is the current Board and new CEO capable of delivering it?

Please ask yourself --- what has @danielsethlewis and the current Board achieved in the last 6 weeks despite all their big talk?

Where is the UK bank sale where I handed the buyer whom I had developed a strong personal relationship with to Harit Talwar and Daniel Lewis the day after they fired me 6 weeks ago?

Where is CK HELOC - which I delivered on a silver platter to them 4 days before I was fired?

Doing NOTHING is VOTING for @danielsethlewis and the current board. Please vote your GREEN Card today.

Better
Better Home & Finance Holding ...
BETR **$12.77** -1.43%



5:47 PM · Sep 14, 2026 · **16** Views

Vishal Garg @vishal_better · 58m

Shareholders who own less than 5,000 shares should be getting their GREEN CARDS today or tomorrow – pls VOTE !!

Your VOTE!! Matters !!!

$BETR

Better Home & Finance Holding ...
BETR **$12.50** -2.08%



Stephen @SJ_McGibbon · 1h

Replying to @vishal_better

Received envelopes today. Out the door tomorrow.

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